WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

September 2, 2011

Chambre Malone
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Enviratrends, Inc.
Registration Statement on Form S-1
Amendment No. 5
File No. 333-164086

Dear Ms. Malone:

We have filed on EDGAR the above Amendment No. 5.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	We have revised the financial summary as requested.
2 .	We have included updated financial statement and MDA in the filing as requested.
3 .	We have revised to show fiscal year end as September 30 throughout the filing and change the date in EDGAR as well, as requested.